UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

LCA-VISION INC.
(Name of Issuer)

Common Stock, Par Value $0.001 per Share
(Title of Class of Securities)

501803308
(CUSIP Number)

December 31, 2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.
☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 501803308	SCHEDULE 13G	Page 2 of 13 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON HWP Capital Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 501803308	SCHEDULE 13G	Page 3 of 13 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON HWP II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 501803308	SCHEDULE 13G	Page 4 of 13 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON HWP II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 501803308	SCHEDULE 13G	Page 5 of 13 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON Robert B. Haas (in the capacity described herein)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 501803308	SCHEDULE 13G	Page 6 of 13 Pages

AMENDMENT NO. 1 TO SCHEDULE 13G

This Amendment No. 1 to Schedule 13G is filed by the undersigned to amend and restate in its entirety the Schedule 13G, dated as of December 22, 2006, with respect to the Common Stock (as defined below) of the Company (as defined below).

ITEM 1.	(a)	Name of Issuer LCA-Vision Inc. (the “Company”)

	(b)	Address of Issuer’s Principal Executive Offices: 7840 Montgomery Road Cincinnati, Ohio 45236

ITEM 2.	(a)	Name of Person Filing:
		(i)	HWP Capital Partners II, L.P., a Delaware limited partnership (“HWPCP”);
		(ii)	HWP II, L.P., a Delaware limited partnership (“HWP II” and the sole general partner of HWPCP);
		(iii)	HWP II, LLC, a Delaware limited liability company (“HWP II LLC” and the sole general partner of HWP II); and
		(iv)	Robert B. Haas (“Mr. Haas” and the managing member of HWP II LLC) ((i) through (iv) collectively, the “Reporting Persons”).

(b)
Address of Principal Business Office or, if None, Residence:

The address of the principal business offices of each of the Reporting Persons is c/o Haas Wheat & Partners, L.P., 300 Crescent Court, Suite 1700, Dallas, Texas 75201.

(c)	Citizenship: The place of organization of each of the Reporting Persons (other than Mr. Haas) is Delaware. Mr. Haas is a citizen of the United States.

(d)	Title of Class of Securities: Common Stock, par value $0.001 per share (the “Common Stock”)

(e)	CUSIP Number: 501803308

CUSIP No. 501803308	SCHEDULE 13G	Page 7 of 13 Pages

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

	(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o)
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E)
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J)

ITEM 4.	OWNERSHIP
HWP Capital Partners II, L.P.
	(a)	Amount beneficially owned: 0
	(b)	Percent of class: 0
	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote: 0
		(ii)	Shared power to vote or to direct the vote: 0
		(iii)	Sole power to dispose or to direct the disposition of: 0
		(iv)	Shared power to dispose or to direct the disposition of: 0

HWP II, L.P.
	(a)	Amount beneficially owned: 0
	(b)	Percent of class: 0
	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote: 0
		(ii)	Shared power to vote or to direct the vote: 0
		(iii)	Sole power to dispose or to direct the disposition of: 0
		(iv)	Shared power to dispose or to direct the disposition of: 0

CUSIP No. 501803308	SCHEDULE 13G	Page 8 of 13 Pages

HWP II, LLC
(a)	Amount beneficially owned: 0
(b)	Percent of class: 0
(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: 0
	(ii)	Shared power to vote or to direct the vote: 0
	(iii)	Sole power to dispose or to direct the disposition of: 0
	(iv)	Shared power to dispose or to direct the disposition of: 0

Robert B. Haas
(a)	Amount beneficially owned: 0
(b)	Percent of class: 0
(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: 0
	(ii)	Shared power to vote or to direct the vote: 0
	(iii)	Sole power to dispose or to direct the disposition of: 0
	(iv)	Shared power to dispose or to direct the disposition of: 0

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒ .

At the close of business on October 28, 2011, the Reporting Persons ceased to be the beneficial owners of any shares of the Company’s Common Stock.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

CUSIP No. 501803308	SCHEDULE 13G	Page 9 of 13 Pages

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
See Item 2.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10.	CERTIFICATION.

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[The remainder of this page has intentionally been left blank]

CUSIP No. 501803308	SCHEDULE 13G	Page 10 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 10, 2012

HWP CAPITAL PARTNERS II, L.P.

By:	HWP II, L.P., its general partner

By:	HWP II, LLC, its general partner

	By:	/s/ Robert B. Haas
Name: Robert B. Haas
Title: Managing Partner

HWP II, L.P.

By:	HWP II, LLC, its general partner

	By:	/s/ Robert B. Haas
Name: Robert B. Haas
Title: Managing Partner

HWP II, LLC

By:	/s/ Robert B. Haas
Name: Robert B. Haas
Title: Managing Partner

ROBERT B. HAAS

/s/ Robert B. Haas

CUSIP No. 501803308	SCHEDULE 13G	Page 11 of 13 Pages

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.
Exhibit 2	Identity of members of group filing this Schedule 13G.

CUSIP No. 501803308	SCHEDULE 13G	Page 12 of 13 Pages

EXHIBIT 1

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated:  February 10, 2012

HWP CAPITAL PARTNERS II, L.P.

By:	HWP II, L.P., its general partner

By:	HWP II, LLC, its general partner

	By:	/s/ Robert B. Haas
Name: Robert B. Haas
Title: Managing Partner

HWP II, L.P.

By:	HWP II, LLC, its general partner

	By:	/s/ Robert B. Haas
Name: Robert B. Haas
Title: Managing Partner

HWP II, LLC

By:	/s/ Robert B. Haas
Name: Robert B. Haas
Title: Managing Partner

ROBERT B. HAAS

/s/ Robert B. Haas

CUSIP No. 501803308	SCHEDULE 13G	Page 13 of 13 Pages

EXHIBIT 2

IDENTITY OF MEMBERS OF THE GROUP FILING THIS SCHEDULE

HWP CAPITAL PARTNERS II, L.P.

HWP II, L.P.

HWP II, LLC

ROBERT B. HAAS